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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

[redacted]

13012728

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66536

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

ICM SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago, Suite 300N
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Hunt	**(312) 770-1864**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

111 S. Wacker	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM 3/12/13

AFFIRMATION

I, Warren Hunt, affirm that, to the best of my knowledge and belief, the accompanying financial statements and schedules pertaining to ICM Securities, LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Warren Hunt
Chief Financial Officer
ICM Securities, LLC

2/28/2013
Date

OFFICIAL SEAL
MICHELLE STEWART
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Sept. 2, 2015

2/28/2013
Notary Public

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

ICM Securities, LLC

(SEC I.D. No. 8-66536)

Statement of Financial Condition as of December 31, 2012, and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of ICM Securities, LLC

We have audited the accompanying statement of financial condition of ICM Securities, LLC (the "Company"), a wholly owned subsidiary of Infinium Capital Group, LLC (formerly Infinium Capital Management, LLC), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ICM Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

ICM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS:		
Cash	$	381,844
Receivable from broker-dealers		41,014,496
Securities owned — at fair value		98,997,271
Other assets		10,000
	$	140,403,611
LIABILITIES AND MEMBER'S EQUITY:		
LIABILITIES:		
Securities sold, not yet purchased - at fair value		124,796,204
Accounts payable and accrued expenses		207,822
Payable to Infinium Capital Management, LLC		7,860,415
Total liabilities		132,864,441
MEMBER'S EQUITY		7,539,170
	$	140,403,611

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS

ICM Securities, LLC (the "Company") (formerly Infinium Securities, LLC), a Delaware limited liability company, was formed on February 27, 2008, and commenced operations on January 1, 2009. The Company is a wholly-owned subsidiary of Infinium Capital Group, LLC ("Parent"). Prior to 2012, the Company was wholly owned by Infinium Capital Management, LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange ("CBOE"). The Company primarily engages in market making and proprietary trading of exchange-traded equity options, equity securities and financial futures.

Based on the net losses incurred by the Company during 2012, the Parent is evaluating the Company's business plan and operations. Although no decisions have been made, the evaluation may impact the Company's registration as a broker-dealer in securities or the extent of its market making and proprietary trading operations. The effects of any potential changes are not reflected in the accompanying statement of financial condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Valuation and Revenue Recognition — Securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, *Fair Value Measurement and Disclosures* ("ASC 820"). The Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as detailed in Fair Value Disclosure below (see Note 5).

Securities owned, other than option securities are valued at the last reported sales price at the close of the relevant exchange. Option securities are valued at either the mean of the most recent bid and ask quotations or the last sale or closing price, depending on the type of option. Futures are recorded at the last sale or closing price.

Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as a receivable from broker-dealers.

Receivable from and Payable to Broker-Dealers — Receivables from and payables to broker-dealers represents cash margin as well as net receivables and payables arising from unsettled trades. Due to short term nature the amounts recorded approximate fair value.

Income Taxes — The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of the Parent. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. DERIVATIVE FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company investments and derivatives are all held at Goldman Sachs Execution Clearing LP ("GSEC") as of December 31, 2012. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4. CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with GSEC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC is reflected in other assets in the statement of financial condition. Under the rules of the CBOE, the agreement requires that the Company maintain a minimum net liquidating equity of $1.0 million with GSEC, exclusive of its preferred interest investment.

5. FAIR VALUE MEASUREMENT

ASC 820 requires disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs — Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs — Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs — Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned:				
Common Stocks	$ 776,674	$ -	$ -	$ 776,674
Options	98,220,597	-	-	98,220,597
Receivable from broker-dealers:				
Futures	949,550	-	-	949,550
Total	$ 99,946,821	$ -	$ -	$ 99,946,821

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased:				
Common Stocks	$ 23,221,768	$ -	$ -	$ 23,221,768
Options	101,574,436	-	-	101,574,436
Total	$ 124,796,204	$ -	$ -	$ 124,796,204

6. RELATED-PARTY TRANSACTIONS

At December 31, 2012, the Company has a payable balance of $1,860,415 outstanding for administrative and overhead expenses paid to Infinium Capital Management, LLC in accordance with an expense sharing agreement.

As of December 31, 2012, the Company has a loan from Infinium Capital Management, LLC with a balance of $6,000,000. The loan bears interest at 6% and is payable on demand.

7. REGULATORY

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected the "alternative method." Under this rule and method, the Company is required to maintain "net capital" equivalent to the greater of $250,000 or 2% of "aggregate debit items," whichever is greater, as these terms are defined.

At December 31, 2012, the Company had net capital and net capital requirements of $4,984,992 and $250,000, respectively.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

8. SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 28, 2013, the date the statement of financial condition was issued. There were no events requiring disclosure in the Company's statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

February 28, 2013

To the Member of
ICM Securities, LLC

In planning and performing our audit of the financial statements of ICM Securities, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required under Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012. There was a deficiency in the design of the control over certain intercompany allocations and transactions. The review of certain intercompany allocations and transactions did not detect material errors that occurred during the year. The Company is in the process of remediating the material weakness by implementing enhancements to review of intercompany allocations and transactions and re-evaluating the design and implementation of controls relating to accounting and reporting.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives, other than as discussed in the preceding paragraph.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP